FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: Nov. 16 – Dec 2, 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  [  ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2005

        “Dan MacInnis”

DAN MACINNIS

President & Director

FORM 6K – December 6, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.           REPORTING ISSUER

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.             Date of Material Change: November 30, 2005

ITEM 3.          PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated November 30, 2005

ITEM 4.          SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announced that it has entered into an agreement with an agent (the "Agent") to raise up to $6,500,000 by way of a private placement.

Item 5.             Full Description of Material Change

See the news release dated November 30, 2005.

ITEM 6.          RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)  N/A

ITEM 7.          OMITTED INFORMATION  N/A

ITEM 8.          SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.          STATEMENT OF SENIOR OFFICERS

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 6th day of December, 2005.

MAG Silver Corp.

"Daniel MacInnis"

Daniel MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Wednesday, November 30, 2005

TSX.V: MAG

News Release - Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

MAG Silver Announces $6.5 Million Private Placement

Vancouver, B.C. - November 30, 2005 - MAG Silver Corp. (the "Company") today announced that it has entered into an agreement with an agent (the "Agent") to raise up to $6,500,000 by way of a private placement.

The agreement provides for the placement of up to 6,500,000 units (the "Units") priced at $1.00 per Unit, with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant will be exercisable into one common share of the Company for 18 months from the closing date at a price of $1.35.  The Company has also granted the Agent an over-allotment option exercisable at any time prior to closing for up to 1,500,000 additional Units.

In consideration for acting as Agent, the Company will pay a cash commission of 7.0% of the gross proceeds of the offering on the closing of the offering.  In addition, the Company shall issue to the Agent on the closing of the offering, compensation options equal in number to 7.0% of the number of Units sold under the offering including any units sold pursuant to the over-allotment option, which compensation options will each entitle the Agent to purchase one common share of the Company at an exercise price equal to $1.35 for a period of 18 months from closing. The Company will also pay the Agent a corporate finance fee of $15,000.

Proceeds of the offering will be used for general working capital and to finance mineral exploration and diamond drilling on the Company's portfolio of Mexican silver properties. This is to include diamond drilling at Lagartos NW and Lagartos SE in the Fresnillo silver mine district and to continue drilling identified targets in the historical past producing silver district at Batopilas.

About MAG Silver Corp.

MAG is a silver exploration company focused on projects located within the Mexican Silver Belt. The MAG Silver land inventory is located in mining districts with historical and ongoing large-scale high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premiere silver explorers in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V as MAG.

On behalf of the Board of

MAG Silver Corp.:

"Daniel MacInnis"

President & CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.           REPORTING ISSUER

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: December 1, 2005

ITEM 3.          PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated December 1, 2005

ITEM 4.          SUMMARY OF MATERIAL CHANGE

MAG Silver Corp. (TSXV:MAG) announces that it has granted incentive stock options to purchase up to a total of 110,000 shares to Dan McInnis. The options are exercisable for a term of five years at the price of $1.00 per share.

Item 5.

Full Description of Material Change

See the news release dated December 1, 2005.

ITEM 6.          RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)  N/A

ITEM 7.          OMITTED INFORMATION  N/A

ITEM 8.          SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

ITEM 9.          STATEMENT OF SENIOR OFFICERS

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 6th day of December, 2005.

MAG Silver Corp.

"Daniel MacInnis"

Daniel MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

MAG Silver Corporation.

For Immediate Release

December 1, 2005

MAG SILVER GRANTS OPTIONS

MAG Silver Corp. (TSX-V:MAG) announces that it has granted, subject to any necessary regulatory approval, incentive stock options to purchase up to a total of 110,000 shares to Dan McInnis, President and CEO of MAG Silver Corp. The options are exercisable for a term of five years at the price of $1.00 per share.

About MAG Silver Corp. (www.magsilver.com)

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. MAG's positions include the Fresnillo District (also hosts the largest silver mine in the world) where the company has an active joint venture with Industrias Penoles, the largest silver producer in the world. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

On behalf of the Board of

MAG Silver Corporation:

"R. Michael Jones"

Director

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. . 0-50437  available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

MAG SILVER CORP. (An exploration stage company) Consolidated Interim Financial Statements For the nine month period ended September 30, 2005 Filed: November 28, 2005

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

The attached interim financial statements have not
been reviewed by the Company's auditor

MAG SILVER CORP.

(An Exploration Stage Company)

Consolidated Balance Sheets

		Audited
	Sept. 30, 2005	Dec. 31, 2004
ASSETS

CURRENT
Cash and cash equivalents	$ 2,124,299	$ 1,866,360
Accounts receivable (Note 10)	76,482	520,776
Interest receivable	15,750	22,194
Prepaid expenses	30,347	12,850
TOTAL CURRENT ASSETS	2,246,878	2,422,180
FIXED ASSETS AND LEASEHOLDS (Note 3)	44,554	41,403
MINERAL RIGHTS (Note 6)	4,734,289	3,276,550
DEFERRED EXPLORATION COSTS (Note 6)	5,006,529	4,034,164
TOTAL ASSETS	$ 12,032,250	$ 9,774,297

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 57,814	$ 61,837
TOTAL LIABILITIES	57,814	61,837

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Sept.30, 2005
- 29,612,049 common shares (December 31, 2004 -
25,829,538)	14,624,308	11,615,098
Common shares allotted - not issued
(Note 6 (d))	-	9,467
Contributed surplus	900,641	323,436
Deficit	(3,550,513)	(2,235,541)
TOTAL SHAREHOLDERS' EQUITY	11,974,436	9,712,460
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,032,250	$ 9,774,297

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

"Dan MacInnis"

President & CEO

"R. Michael Jones"

Director

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Operations

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept 30,	Sept. 30,	Sept. 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

EXPENSES
Accounting and audit	$ 23,548	$ 20,937	$ 63,383	$ 78,643
Amortization	4,640	2,578	13,717	7,735
Annual general meeting	4	145	38,166	40,119
Bank charges and interest	509	873	1,347	2,649
Filing and transfer agent fees	9,422	9,773	35,325	39,003
Foreign exchange	4,611	2,304	(16,085)	(58,266)
Legal	25,086	7,328	123,248	67,954
Management and consulting fees	73,263	33,748	221,348	123,905
Shareholder relations	29,292	20,178	81,450	78,443
Stock compensation expense	104,745	0	578,745	0
Telephone and office	46,248	31,389	153,959	109,228
Travel	28,834	2,162	84,392	46,342
	350,202	131,415	1,378,995	535,755
LOSS BEFORE THE FOLLOWING	(350,202)	(131,415)	(1,378,995)	(535,755)
RECOVERIES	0	7,069	0	7,069
INTEREST INCOME	29,780	12,237	64,023	55,388
NET LOSS FOR THE PERIOD	$ (320,422)	$ (112,109)	$ (1,314,972)	$ (473,298)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.01)	$ (0.005)	$ (0.05)	$ (0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	27,688,899	24,222,641	27,688,899	24,222,641

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity

Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 4 (a))	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 7 (a))	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 7 (b))	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	50,800	-	-	-	-	-	50,800
Shares allotted to acquire mineral property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,615,098	9,467	-	-	323,436	$(2,235,541)	$ 9,712,460
Issued for cash	621,577	601,065	-	-	-	-	-	601,065
Issued to obtain mineral property
option rights	1,654,679	1,337,289	(9,467)	-	-	-	-	1,327,822
Warrants exercised	1,400,755	1,046,566	-	-	-	-	-	1,046,566
Stock options exercised	105,500	24,290	-	-	-	(1,540)	-	22,750
Stock options granted to
consultants	-	-	-	-	-	578,745	-	578,745
Net loss	-	-	-	-	-	-	(1,314,972)	(1,314,972)
Balance, September 30, 2005	29,612,049	$ 14,624,308	$ -	-	$ -	$ 900,641	$(3,550,513)	$11,974,436

MAG SILVER CORP.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	Sept. 30,	Sept. 30,	Sept 30,	Sept. 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Loss for the period	$ (320,422)	$ (112,109)	$ (1,314,972)	$ (473,298)
Items not involving cash:
Amortization	4,640	2,578	13,717	7,735
Non-cash compensation expense	104,745	-	578,745	-

Changes in operating assets and liabilities
Accounts receivable	333,482	(43,760)	444,294	(229,710)
Interest receivable	(10,750)	(1,302)	6,444	50,525
Prepaid expenses	(28,511)	(16,774)	(17,497)	(9,607)
Accounts payable and accrued liabilities	(95,836)	(298,527)	(4,023)	(104,9990
	(12,652)	(469,894)	(293,292)	(759,354)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	-	(15,000)	(16,868)	(15,000)
Mineral rights	(99,286)	(180,089)	(129,917)	(289,792)
Deferred exploration costs	(494,307)	(537,329)	(972,365)	(1,896,163)
	(593,593)	(732,418)	(1,119,150)	(2,200,955)

FINANCING ACTIVITIES
Issue of share capital	2,750	130,000	1,670,381	458,163
Issue of special warrants	-	-	-	-
Deferred financing costs	-	-	-	-
	2,750	130,000	1,670,381	458,163
(DECREASE) INCREASE IN CASH	(603,495)	(1,072,312)	257,939	(2,502,146)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	2,727,794	3,365,988	1,866,360	4,795,822
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$ 2,124,299	$ 2,293,676	$ 2,124,299	$ 2,293,676

Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 7 (a))	$ -	$ -	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ 100,109	$ 609,473	$ 1,327,822	$ 1,489,940
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 7 (b))	$ -	$ -	$ -	$ -

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 7 (a)) and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 7 (b)). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those estimated.

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company's accounts receivable and accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	Sept. 30,2005	Dec. 31, 2004	Dec. 31, 2003

Cash	$ 374,299	$ 66,360	$ 495,822
Short-term deposits	1,750,000	1,800,000	4,300,000
	$ 2,124,299	$ 1,866,360	$ 4,795,822

 (e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

 (f)

Fixed assets and leaseholds

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Field equipment

20%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amount to $Nil.  Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

	2003	2002

Net loss	$ 837,539	$ 122,631
Additional compensation expense	248,128	-
Pro forma net loss	$ 1,085,667	$ 122,631

Pro forma basic and diluted loss per share	$ (0.07)	$ (0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.  The weighted average fair value of share purchase options granted in 2003 was $0.25 per share.

No stock options were issued in the years ended December 31, 2004.

Please refer to note 4. (b) for current periods granting of stock options.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(k)

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

3.

FIXED ASSETS AND LEASEHOLDS

	September 30,			December 31,
	2005			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Computer equipment
and software	$ 21,889	$ 8,221	$ 13,668	$ 10,698
Field equipment	34,806	13,920	20,886	16,955
Leasehold improvements	15,000	5,000	10,000	13,750
	$ 71,695	$ 27,141	$ 44,554	$ 41,403

4.

SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, and they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 5). The prospectus also qualified 500,000 finders' fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

On May 2, 2005 the Company closed the private placement subscribed to by Peñoles which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of C$601,065 (US$500,000). The TSX Venture exchange has approved this transaction. See Note 6 (a) v).

4.

SHARE CAPITAL (Continued)

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Period ended	Average	Year ended	Average
	September 30,	Exercise	December 31,	Exercise
	2005	Price	2004	Price
Balance outstanding,
beginning of year	1,030,000	$ 0.54	1,170,000	$ 0.52
Activity during the year
Options granted	1,060,000	1.02	-	-
Options cancelled	(10,000)	1.06	-	-
Options exercised	(105,500)	0.22	(140,000)	0.36
Balance outstanding,
end of period	1,974,500	$ 0.82	1,030,000	$ 0.54

The following table summarizes options outstanding and exercisable at Sept. 30, 2005:

Range of Exercise Prices	Number Outstanding and Exercisable at September 30, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$ 0.50	569,500	2.53	0.50
0.70	355,000	2.61	0.70
0.75	90,000	4.85	0.75
1.06	960,000	4.42	1.06
	1,974,500	3.57	$ 0.82

During the current period the Company granted 1,060,000 stock options, and later cancelled 10,000 of these. During the year ended December 31, 2004 no stock options were granted. The Company has recorded $578,745 (2004 - $nil) of compensation expense relating to stock options granted to employees and consultants in the period ended September 30, 2005.

For the period ended September 30, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 79%, an annual risk free interest rate of 3.5% and expected lives of three years.

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common
shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted into common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted into common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	0.75
Exercised and converted into common shares	1,400,755	0.75
Expired	1,028,500	0.75
Balance at September 30, 2005	-	$ -

 (d)

Shares held in escrow

On September 30, 2005, 540,005 of the Company's common shares are held in escrow and are scheduled to be released in increments of 270,003 shares on October 21, 2005 (which subsequent to period end has been released) and 270,002 shares on April 21, 2006.

5.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2004	2003	2002

Statutory tax rates	35.60%	37.60%	39.60%
Recovery of income taxes computed at
statutory rates	$ 261,267	$ 314,915	$ 48,561
Non-taxable portion of capital loss	-	-	(700)
Non-deductible expenses	(4,116)	(28,316)	-
Lower effective tax rate on loss in
Foreign jurisdictions	(1,973)	(1,603)	-
Future tax benefits not recognized in
the period that the loss arose	(255,178)	(284,996)	(47,861)
	$ -	$ -	$ -

5.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2004	2003

Canadian operating loss carryforwards	$ 651,097	$ 323,750
Mexican operating loss carryforwards	1,223,600	607,574
Canadian capital losses carried forward	44,100	44,100
Share issuance costs	136,750	182,300
Total future income tax assets	2,055,547	1,157,724
Less valuation allowance	(831,947)	(550,150)
Net future income tax assets	1,223,600	607,574
Future income tax liability
Excess book value of mineral rights and deferred
exploration costs over tax values	(1,223,600)	(607,574)
Net future income tax assets	$ -	$ -

At December 31, 2004, the Company has non-capital loss carry-forwards aggregating $6,185,000, expiring between 2006 and 2014, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Nine Month Period ended September 30, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550
Incurred during period	1,399	621,612	608,899	-	39,662	91,053	95,114	1,457,739
Balance, end of period	$ 914,056	$ 1,422,680	$ 1,571,180	$ 39,629	$ 210,837	$ 289,666	$ 286,241	$ 4,734,289

Deferred exploration costs
Camp costs	$ 10,923	$ 15,695	$ 12,944	$ 5,539	$ 2,647	$ 1,759	$ 2,268	$ 51,775
Drilling	1,587	8,224	245,482	4,081	-	-	-	259,374
Geochemical	654	846	3,558	12,030	-	8,177	8,134	33,399
Geological	31,612	81,795	58,269	35,399	11,866	-	12,611	231,552
Maps, fees and licenses	128,158	42,020	46,896	56,855	11,455	1,028	22,669	309,081
Travel	3,740	14,039	5,140	3,124	-	-	775	26,818
Transport and shipping	6,742	3,697	783	6,506	-	-	-	17,728
Site administration	24,218	8,002	7,297	1,144	667	1,092	218	42,638
	207,634	174,318	380,369	124,678	26,635	12,056	46,675	972,365
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of period	$ 1,983,243	$ 969,392	$ 1,262,552	$ 345,655	$ 87,873	$ 295,524	$ 62,290	$ 5,006,529

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

	Three Month Period ended September 30, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of period	$ 912,657	$ 1,421,281	$ 1,569,781	$ 39,629	$ 201,806	$ 198,613	$ 191,127	$ 4,534,894
Incurred during period	1,399	1,399	1,399	-	9,031	91,053	95,114	199,395
Balance, end of period	$ 914,056	$ 1,422,680	$ 1,571,180	$ 39,629	$ 210,837	$ 289,666	$ 286,241	$ 4,734,289

Deferred exploration costs
Camp costs	$ 5,751	$ 7,474	$ 5,419	$ 5,539	$ 1,748	$ 18	$ 1,128	$ 27,077
Drilling	1,587	8,224	162,835	42	-	-	-	172,688
Geochemical	7	5	3,558	-	-	49	8,134	11,753
Geological	15,973	4,297	28,645	20,796	7,246	-	9,048	86,005
Maps, fees and licenses	47,343	32,881	23,716	44,802	7,106	569	12,496	168,913
Travel	1,993	5,096	2,577	3,124	-	-	775	13,565
Transport and shipping	69	1,600	187	67	-	-	-	1,923
Site administration	8,5,20	1,209	1,176	1,144	219	11	104	12,383
	81,243	60,786	228,113	75,514	16,319	647	31,685	494,307
Balance, beginning of period	$ 1,902,000	$ 908,606	$ 1,034,439	$ 270,141	$ 71,554	$ 294,877	$ 30,605	$ 4,512,222
Balance, end of period	$ 1,983,243	$ 969,392	$ 1,262,552	$ 345,655	$ 87,873	$ 295,524	$ 62,290	$ 5,006,529

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

On April 4, 2005 the Company announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico with Industrias   Peñoles.

The principal features of the agreement are:

i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

ii)

During the first year, Peñoles shall incur an obligatory work commitment expenditure of  at least US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(a)

Juanicipio Property (continued)

 iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of 3 representatives from Peñoles and 2 from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

v)

Peñoles subscribed for US$500,000 for a total of 621,577 MAG shares, at a price of $0.967 on signing and is obligated to purchase an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

(b)

Don Fippi Property

Lagartos entered into an agreement which gave it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos was obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 676,178 common shares have been issued to March 31, 2005.

During the second quarter of 2005 MAG entered a buyout agreement of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Don Fippi property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property. With this purchase MAG Silver eliminates exposure to further cash payments of US$450,000, work expenditure commitments of approximately US$3.41M, and issued 673,822 shares less than that anticipated under the original option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

 (c)

Guigui Property

Lagartos entered into an agreement which gave it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos was obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 745,997 common shares have been issued to March 31, 2005.

During the second quarter of 2005 MAG entered a buyout agreement of the original agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Gugui property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property. With this purchase MAG Silver eliminates exposure to further cash payments of US$450,000, work expenditure commitments of approximately US$1.84M, and issued 604,003 shares less than that anticipated under the original option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$130,000 has been paid) by July 26, 2009;

ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009; and

iii)

issue a finder's fee of 25,000 common shares of the Company, of which the Company has issued 21,637 common shares pursuant to the agreement approved by the TSX Venture exchange.

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(f)

Adargas Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009; (See subsequent events section)

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

During the third quarter of 2005 MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

(g)

Cinco de Mayo Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009; (See subsequent events section)

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of  MAG for 30 calendar days prior to the  date of payment.  To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005;

7.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders' fee	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced the future required option payments and work commitments described in Note 7 (a). This also eliminated a net smelter return royalty obligation.

The acquisition was accounted for using the purchase method.  The allocation of the purchase price was as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$ 530,000

8.

RELATED PARTY TRANSACTIONS

For the period ended September 30, 2005 the Company's president received $88,450 in compensation for management services (2004 - $72,090).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the period ended September 30, 2005 the Company accrued or paid PTM $99,906 under the common service agreement (2004 - $114,077).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (Anthem), a company with a common director. During the period ended September 30, 2005 the Company accrued or paid Anthem $46,750 under the office lease agreement (2004 - $Nil).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

9.

CONTINGENCIES AND COMMITMENTS

The Company's minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2005	$ 15,583
2006	62,333
2007	46,750
$ 124,666

10.

AMOUNTS RECEIVABLE

Sept. 30, 2005		Dec. 31, 2004

Goods and Services Tax recoverable	8,500	12,269
Mexican Value Added Tax (EVA) recoverable	67,982	508,507
	$76,482	$520,776

11.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005:

(a)

granted 45,000 stock options at a price of $1.14 to consultants on October 3, 2005.

MAG SILVER CORP. (An exploration stage company) Supplementary Information and MD&A For the period ended September 30, 2005 Filed: November 28, 2005

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the company has received approximately $4,595,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company remains in strong financial condition as a result of the April 15, 2003 financing and the exercise of share purchase warrants. The Company has generally followed its budgeted use of proceeds shown in the Company's Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

The most significant recent event for MAG Silver is the establishment of an exploration partnership with Industrias Peñoles, S.A. de C.V. on our Juanicipio Property in Zacatecas State. This was the culmination of extensive negotiations carried out over the last several months, fuelled by MAG's 2003 & 2004 exploration successes at Juanicipio and Peñoles exploration successes where their claims abut Juanicipio.  Most notably, Peñoles have recently announced the discovery of new silver-gold rich vein deposit, El Saucito, approximately 1.2 km east of the Juanicipio claim boundary

Peñoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years.  This begins with a $750,000 US expenditure commitment in year one (2005) including a minimum of 3,000 meters of drilling. Peñoles agreed to take a share position in MAG with a U.S. $500,000 share subscription. On May 2, 2005 the TSX Venture exchange approved the Peñoles private placement which consisted of 621,577 common shares at $0.967. Peñoles is obligated to purchase an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year. The anniversary date of the agreement is July 01, 2005.

To the end of the third quarter 2005 Peñoles had completed 4 diamond drill holes for a total of about 4,000 meters of drilling.  Several vein intercepts have been noted.

During 2005 the property agreements at Batopilas and Guigui were renegotiated.  Under the new terms MAG Silver has purchased a 100% interest in both properties through the issuance of 750,000 common shares per property.  As a result MAG has extinguished the exposure to cash payments and work commitments on both properties and reduced the number of shares required to be issued under the previous agreement.  Both properties are a significant part of MAG's portfolio of properties and outright ownership is an important factor in going forward.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

Various drill programs over the past two years (2003, 2004) at Juanicipio, Lagartos, Guigui and Adargas was successful in moving these projects from conceptual exploration plays to new mineral and or epithermal system discoveries highly deserving of further follow up. Further drilling was carried out in 2005 at Guigui and results were considered encouraging with a number of narrow moderate-grade silver and base metal intersections.

Exploration programs at Batopilas continue to expose realistic drill targets, and drilling is now underway at Batopilas at the time of writing this in November 2005.

New district scale targets have been identified at Lagartos NW, Lagartos SE, Cinco de Mayo and at Sierra Ramirez.  These projects are earmarked for drilling during 2006.

Land positions in a number of areas (Lagartos, Cinco de Mayo and Sierra Ramirez) have been increased and exploration programs continue on all of our land holdings to move these projects towards the drill phase.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

During the period ended September 30, 2005 the Company earned interest income of $64,023 (2004 - $55,388) on short-term investments and cash on hand. Cash at September 30, 2005 amounted to $2,124,299 (2004 - $2,293,676).

Interest earned during the period of $64,023 (2004 - $55,388) was applied as a reduction to general and administrative expenses of $1,378,995 (2004 - $535,755), resulting in an operating loss for the period of ($1,314,972) (2004 - ($473,298)).

General and administrative expenses in 2005 increased when compared to 2004 as the Company hired a full time President and VP of Corporate Development and has become more active.

Stock compensation expense, a non-cash item, amounted to $578,745 this period (2004 - $Nil). Travel and accommodation expenses for the period totaled $84,392 as compared with $46,342 in 2004 as management have traveled to Mexico several times during the period, as well as attended trade shows. Management and consulting fees in the period of $221,348 were higher than the $123,905 incurred in 2004 as more management personnel have been hired. Consulting and management fees have been paid to several individuals including one director. (See related party transactions).

Services have been provided by the company's president, the company's lawyer, and its consulting geologists and include project management, investor relations, legal, geological and administrative services. During the period ended September 30, 2005 legal fees amounted to $123,248 (2004 - $67,954), filing and transfer agent fees totaled $35,325 (2004 - $39,003), shareholder relations totaled $81,450 (2004 - $78,443) while accounting and audit expenses totaled $63,383 (2004 - $78,643). Accounting and audit expenses incurred include the Company's United States Securities

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

and Exchange Commission ("SEC") Registration Form 20F filing in 2004.  Bank charges and interest totaled $1,347 (2004 - $2,649). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Revenues	Nil	Nil	Nil
Net Income (Loss)	($733,897)	($837,539)	($122,631)
Net Income (Loss) per Share	($0.03)	($0.06)	($0.08)
Total Assets	$9,774,297	$8,534,794	$408,125
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Earnings (Loss)	Net Loss per share
September 30, 2005	Nil	(320,422)	(0.01)
June 30, 2005	Nil	(256,515)	(0.01)
March 31, 2005	Nil	(750,077)	(0.03)
December 31, 2004	Nil	(243,843)	(0.01)
September 30, 2004	Nil	(112,109)	(0.005)
June 30, 2004	Nil	(264,813)	(0.01)
March 31, 2004	Nil	(113,132)	(0.00)
December 31, 2003	Nil	(302,473)	(0.01)

During the quarter ended September 30, 2005 the Company was focused on renegotiating the Company's Don Fippi (Batopilas) and Guigui property agreements, as well as preparing for the drilling program at the Don Fippi (Batopilas) property. The Company conducted exploration work in Mexico on its other properties and assessed past results in preparation for drill programs expected to begin in earnest in 2006.

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

Other than the obligations under the Company's property option agreements set out in "Tabular Disclosure of Contractual Obligations", there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2006. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company's business is subject to exploration and development risks

All of the Company's properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

Company's properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company's business

The Company's activities in Canada and Mexico are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in Mexico.  The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the Mexican Peso

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company's options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in U.S. dollars.  Fluctuations in the exchange rate between the Canadian dollar and both the U.S. dollar and Mexican Peso may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely the Company's operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company's operations and exploration activities are subject to Canadian and Mexican national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company's business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

d)

Exploration Programs and Expenditures

During the period ended September 30, 2005 the Company incurred $1,457,739 ($129,917 in cash; $1,327,822 in shares comprised of 13,382 common shares @ $0.95; 1,500,000 common shares @ $0.81; and 119,660 common shares @ $0.76), (2004 - $1,779,731 ($289,791 in cash and $1,489,940 in shares, being 628,905 common shares @ $1.40; 150,000 common shares @ $2.00; and 499,150 common shares @ $0.62)) in property acquisition costs.  Exploration expenditures in cash for the period amounted to $972,365 (2004 - $1,896,163).

On April 4, 2005 the Company announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Peñoles. The formal agreement was signed in early October 2005 with the effective date and anniversary date of July 01, 2005.

The principal features of the agreement are:

i)

Peñoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

ii)

During the first year, Peñoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

 iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of 3 representatives from Peñoles and 2 from MAG Silver.  Peñoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

v)

Peñoles will subscribe for US$500,000 in MAG shares, (subscribed May 2, 2005) at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year. On May 2, 2005 the Company closed the private placement subscribed to by Peñoles which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of C$601,065 (US$500,000). The TSX Venture exchange has approved this transaction.

During the past quarter Peñoles has initiated their exploration program which included geophysical orientation surveys, geological and structural mapping programs and diamond drilling of four holes for a total of about 4,000 metres of core recovery.  Assay results for two holes have been released and the up dip projection of the Juanicipio vein discovery by MAG in 2003 has been confirmed. This intercept is also on a section 100m east and demonstrates the vein has lateral continuity as well.  Peñoles is expected to drill another four holes totaling 4,000 metres of drilling before the year end. There are two rigs operating at Juanicipio at present.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

At Lagartos results received from a large and comprehensive biogeochemical survey has identified a number of long (up to eight kilometers) coincident silver, lead, zinc, copper and bismuth anomalies.  These anomalies are also coincident with known and interpreted structures related to the Fresnillo silver trend.  The geochemical anomalies lie outboard of a large area identified from ASTER imaging as having the same alteration signature identified at  both Juanicipio and the Fresnillo mine district located 35 kilometres south-east of Lagartos NW.  Overall this target could represent the locus of the next "buried" silver district along the Fresnillo silver trend.  Geophysical surveys to be carried out in the last quarter of 2005 will fine tune a drill program to be initiated in early 2006.

Various alternatives were investigated to determine the most cost effective method of drilling in the rugged and isolated terrain found at Batopilas.  This included obtaining bids and estimates for building a road and employing a helicopter assisted program. Arrangements have now been made to contract the services of a drill company specializing in the use a man-portable drill rigs.  This service is highly cost effective in light of the other alternatives.  In addition it will allow the Company to test more and varied targets at Batopilas.  This drilling program began in mid November to test geophysical and geological targets.

The Santa Eulalia District (Guigui project) hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. The 2005 drill program followed up on the intersections of extensive alteration, structure and mineralization encountered in last year's program. (i.e. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet). The drill area is located about 1.2km south of Grupo Mexico's operating San Antonio Mine and about 650m south of their nearest underground infrastructure. The target area is situated within the San Antonio Graben (SAG), a prominent N-S structural feature that hosts and controls the mineralization at the San Antonio Mine. Drilling of two holes into the west side of the SAG last year by MAG Silver confirmed that the San Antonio mineralization and alteration extends onto the Guigui property. The MAG intercepts are interpreted to be the upper halo of more significant mineralization at depth. Grupo Mexico is presently developing a new zone discovered in the footwall of the western fault of the SAG just north and along the same structure as the MAG target area.

The three holes totalling 2011 metres focused on offsetting encouraging intercepts cut in the 2004 drilling program and an initial shallow (220 m total depth) test of the previously un-drilled East Fault of the San Antonio Graben.  Hole GG05-07 was a 165  m lateral offset to the best 2004 hole (GG04-06) and cut higher grade, but narrower mineralization in the same structure. Hole GG05-08 cut strongly anomalous values in a 255 m downward offset of GG04-06, and GG05-09 cut just over one ounce per tonne silver in the East Fault. The extent of the alteration and mineralization in this program indicates that the mine sequence is present and continues in intensity onto the Guigui property.  Further drilling will be required to follow up on these results.

Cinco de Mayo, located in Chihuahua State, occurs proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck. Biogeochemical sampling of creosote bush (a.k.a. greasewood or gobernadora) along the flanks of Cinco de Mayo Ridge has revealed strong

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

linear anomalies in Zn and Cu that align with strongly geochemical anomalous ferruginous jasperoid and gossans hosting structures sampled systematically in outcrop along the 2 km long ridge.   The strength of the anomalies is the basis for a 20 line kilometer orientation NSAMT geophysical survey slated to begin late in the fourth quarter.

At Adargas a total of 4 line kilometres of NSAMT geophysics is slated to be run in late October to test a strong conductive anomaly revealed by a Down-Hole UTM geophysical survey run in MAG's AD04-01 drillhole.

At Sierra Ramirez, located in Durango State, this 15,000 hectare property has seen little modern exploration.  A historical producer of high grade silver and base metals, this district is emerging for MAG Silver as an exciting CRD target of district scale.  Metal zoning studies have identified three large mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. Work continues.

All of the costs incurred on property acquisition and exploration to date have been deferred. There were no mineral properties written down during the period or in 2003 or 2004. A complete table of mineral property costs can be found in Note 6 of the Company's Financial Statements for the period ended September 30, 2005.

e)

Administration Expenses

General and administrative expenses for the period totaled $1,378,995 (2004 - $535,755), net of interest and recoveries of $64,023 (2004 - $62,457). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $81,450 (2004 - $78,443). Management and consulting fees to September 30, 2005 totaled $221,348 (2004 - $123,905).  Office and administration totaled $153,959 (2004 - $109,228). Stock compensation expense, a non-cash item, amounted to $578,745 this period (2004 - $Nil). The increase in office and administration costs is due to the Company moving into a new office with increased space and the Company having a services agreement with Platinum Group Metals Ltd. for the provision of full time office administration, effectively resulting in lower management and consulting fees, but higher administration costs.

During the period ended September 30, 2005 legal fees amounted to $123,248 (2004 - $67,954), and accounting and audit expenses totaled $63,383 (2004 - $78,643). The Company completed a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F) in 2004. The company incurred approximately $75,000 in 2004 and at least $225,000 in total, on accounting and legal costs relating to this goal. Accounting and legal costs totaled $198,330 (2003 - $250,954) for the year ended December 31, 2004, which includes the $75,000 mentioned above for the Form 20-F. Legal opinions on property acquisitions during 2004 and general services made up the balance of legal expenses for the 2004 year.

During the period ended September 30, 2005 the Company paid stock exchange, filing fees and transfer agent fees of $35,325 (2004 - $39,003). A foreign exchange gain of $16,085 (2004 - $58,266) was incurred during the same period, which is attributed to the fluctuations in the US dollar and Mexican pesos, which the Company uses to pay for acquisition and exploration

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

expenditures through the Company's Mexican subsidiary Minera Los Lagartos. A loss occurs when the U.S. dollar or Mexican peso weakens against the Canadian dollar, resulting in the Canadian dollar value of those currencies held to fall. Travel, lodging and related expenses for the management of the company amounted to $84,392 (2004 - $46,342). Such costs are incurred for corporate, property and exploration related travel and for attendance at trade shows and conferences.

f)

Related Party Transactions

For the period ended September 30, 2005 the Company's president received $88,450 in compensation for management services (2004 - $72,090).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the period ended September 30, 2005 the Company accrued or paid PTM $99,906 under the common service agreement (2004 - $114,077).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (Anthem), a company with a common director. During the period ended June 30, 2005 the Company accrued or paid Anthem $46,750 under the office lease agreement (2004 - $Nil).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations' Expenses

Shareholder relations expense during the period totaled $81,450 (2004 -$78,443). The Company manages its shareholder relations as an internal function. The Company recently hired an individual as Vice-President Corporate Development. The Company attends seminars and conferences related to its business and from time to time does visit brokers, market analysts and investors who request information about the Company's business.

h)

Travel and Promotion Expenses

Travel and promotion expenses for the period amounted to $84,392 (2004 - $46,342). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $1,457,739 (2004 - $1,779,731) in cash and shares.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

During the second quarter of 2005 MAG entered into a buyout agreement of the original Don Fippi (Batopilas) agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Don Fippi property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property. With this purchase MAG Silver eliminates exposure to further cash payments of US$450,000, work expenditure commitments of approximately US$3.41M, and issued 673,822 shares less than that anticipated under the original option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

During the second quarter of 2005 MAG entered into a buyout agreement of the original Guigui agreement. Under the terms of the buyout agreement MAG issued the underlying agreement holders a total of 750,000 common shares of MAG Silver Corporation for the Gugui property. This purchase gives MAG Silver Corporation an undivided 100% interest in the property. With this purchase MAG Silver eliminates exposure to further cash payments of US$450,000, work expenditure commitments of approximately US$1.84M, and issued 604,003 shares less than that anticipated under the original option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

During the third quarter of 2005 MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totaling US$975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

During the third quarter of 2005 MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. amended terms of an option agreement dated February 26, 2004 whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of  MAG for 30 calendar days prior to the  date of payment.  To that end MAG paid cash of US$37,500 and issued 59,830 shares for the property payment due July 26, 2005.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. In addition to consolidating its ownership of the Juanicipio I claim, this acquisition is expected to save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

that it will be able to meet its earn-in obligations on those properties which management considers to be of merit.

3.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended September 30, 2005.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net loss and pro forma loss per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 3,782,511 (2004 - 2,471,805) common shares during the period. Of these 2,127,832 shares (2004 - 1,193,750) were issued for cash proceeds of $1,670,381 (2004 - $458,163). A further 1,654,679 shares (2004 - 1,278,055) were issued for mineral properties for a value of $1,327,822 (2004 - $1,489,940). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company's primary source of capital has been from the sale of equity. At September 30, 2005 the Company had cash and cash equivalents on hand of $2,124,299 compared to cash and cash equivalents of $2,293,676 at September 30, 2004. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $1,102,282 (2004 - $2,185,955), management fees and expenses of $221,348 (2004 - $123,905) and other general and administrative expenses of $578,902 (2004 - $411,850). The Company had $2,189,064 in working capital as at September 30, 2005 compared to $2,711,827 at September 30, 2004.

Current liabilities of the Company at September 30, 2005 amounted to $57,814 (2004 - $103,019) mostly being attributable to accrued exploration expenses.

Although the Company does not currently have sufficient working capital to perfect all of its properties, in management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Audited Financial Statements for the year ended December 31, 2004, the Unaudited Financial Statements for the period ended September 30, 2005, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended September 30, 2005

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations (Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property	$1,575,000	$125,000	$525,000	$925,000	Nil
Adargas Property	$1,230,000	$Nil	$430,000	$800,000	Nil
Cinco de Mayo Property	$1,398,000	$48,000	$550,000	$800,000	Nil
Total (US $)	$4,203,000	$173,000	$1,505,000	$2,525,000	Nil
Office Lease (Cdn $)	$124,666	$15,583	$109,083	Nil	Nil

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities.  The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

Subsequent to September 30, 2005:

(a)

granted 45,000 stock options at a price of $1.14 to consultants on October 3, 2005.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Dan MacInnis, President and CEO of MAG Silver Corporation (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corporation, (the "issuer") for the interim period ending September 30, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 24, 2005

"Dan MacInnis"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of MAG Silver Corporation (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corporation, (the "issuer") for the interim period ending September 30, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 25, 2005

 "Frank R. Hallam"

Chief Financial Officer